UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING	OMB APPROVAL OMB Number: 3235-0058 Expires: May 31, 2012 Estimated average burden hours per response ……..……2.50 SEC FILE NUMBER CUSIP NUMBER

(Check One)	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: September 30, 2009

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Northwest Pipe Company

Full Name of Registrant

Former Name if Applicable

5721 SE Columbia Way, Suite 200

Address of Principal Executive Office (Street and Number)

Vancouver, WA 98661

City, State and Zip Code

PART II – RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☐	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filled on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit is required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets if Needed)

Northwest Pipe Company (the “Company”) has delayed the filing of its Quarterly Report on Form 10-Q for the quarter ended September 30, 2009, pending the conclusion of an ongoing internal investigation of certain accounting matters, including certain revenue recognition practices, being conducted by the Audit Committee of the Board of Directors with the assistance of independent professionals. The Company plans to file its Quarterly Report on Form 10-Q for the quarter ended September 30, 2009 as soon as practicable after the completion of the Audit Committee’s investigation and the completion of the additional accounting work, if any, required as a result of the Audit Committee’s investigation, but does not currently expect that it will be filed before the fifth calendar day following its original due date as prescribed by Rule 12b-25.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Stephanie J. Welty	(360)	397-6323
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). Yes ☒ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Set forth below is a description of the Company’s preliminary estimates as to financial results for the quarter ended September 30, 2009. The Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2009 will be filed with the SEC and final financial results for the quarter and nine months ended September 30, 2009 will be published after the Audit Committee investigation described above has been completed and the additional accounting work, if any, required as a result of the Audit Committee investigation has been completed. Until that time, the financial results described below are preliminary and subject to change.

The Company’s preliminary estimate of net sales for the third quarter ended September 30, 2009 is for net sales of approximately $67 million compared to previously reported net sales of $123.4 million for the third quarter of 2008. The Company’s preliminary estimate as to net income for the quarter ended September 30, 2009 is for a net loss of approximately $1 million, compared to previously reported net income of $10.2 million for the quarter ended September 30, 2008.

Note: This Form 12b-25 contains statements, including statements regarding the Audit Committee’s investigation of certain accounting matters, statements regarding the anticipated filing of the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2009 and statements as to the Company’s preliminary estimates as to financial results for the quarter ended September 30, 2009, that are “forward-looking” statements within the meaning of the Private Securities Litigation Reform Act of 1995. Words such as expects, anticipates, intends, plans, believes, sees, estimates and variations of such words and similar expressions are intended to identify such forward-looking statements. Such statements reflect management’s current views and estimates of future economic and market circumstances, industry conditions, Company performance and financial results. Actual results could vary materially from the description contained herein due to many factors, including the outcome of the Audit Committee’s investigation, including any changes or adjustments to the Company’s preliminary estimates as to financial results for the quarter ended September 30, 2009 or the Company’s previously reported financial results or changes in the Company’s accounting policies or practices resulting from the investigation of accounting practices being conducted by the Company’s Audit Committee, the Company’s inability to file required reports with the Securities and Exchange Commission, the risks related to potential claims or proceedings that may be commenced concerning such matters, continued poor or further weakened domestic and international business and economic conditions, risks related to project delays, and risks related to changes in bidding activity, market demand, operating efficiencies, availability and price of raw materials, availability and market acceptance of new products, product pricing, competitive environment, and other risks described from time to time in the Company’s reports to the Securities and Exchange Commission. The forward-looking statements made in this Report speak only as of today and the Company does not undertake any obligation to update any such statements to reflect events or circumstances occurring after today.

Northwest Pipe Company

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	November 10, 2009	By:	/s/ Brian W. Dunham
Brian W. Dunham, President
and Chief Executive Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other that an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

GENERAL INSTRUCTIONS

1.	This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2.	One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3.	A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4.	Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5.	Electronic Filers: This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit reports within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulations S-T (§232.201 or §232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulations S-T (§232.13(b) of this chapter).

6.	Interactive data submissions. This form shall not be used by electronic filers with respect to the submission or posting of an Interactive Data File (§232.11 of this chapter). Electronic filers unable to submit or post an Interactive Data File within the time period prescribed should comply with either Rule 201 or 202 of Regulation S-T (§232.201 and §232.202 of this chapter).

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